Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2021

NEWS RELEASE

Financial Highlights

	4Q 2021 GAAP	4Q 2021 Non-GAAP
• Net sales	$264.4 million (+4% Q/Q, +84% Y/Y)	$264.4 million (+4% Q/Q, +84% Y/Y)
• Gross margin	49.6%	49.9%
• Operating margin	27.3%	30.9%
• Earnings per diluted ADS	$1.73	$1.90

	Full Year 2021 GAAP	Full Year 2021 Non-GAAP
• Net sales	$922.1 million (+71% Y/Y)	$922.1 million (+71% Y/Y)
• Gross margin	50.0%	50.4%
• Operating margin	26.7%	29.2%
• Earnings per diluted ADS	$5.71	$6.21

Business Highlights

•	Achieved all-time records for full-year revenue and earnings per share

•	Sales of SSD controllers reached new record quarterly high

•	SSD controller sales: 4Q increased 15% to 20% Q/Q and FY2021 increased 75% to 80% Y/Y

•	eMMC+UFS controller sales: 4Q declined 5% to 10% Q/Q and FY2021 increased 105% to 110% Y/Y

•	SSD solutions sales: 4Q increased 5% to 10% Q/Q and FY2021 declined 5% to 10% Y/Y

•	Increased annual dividend by 43% to $2.00 per ADS

•	Announced new $200 million 6-month share repurchase program and repurchased $50 million

TAIPEI, Taiwan and MILPITAS, Calif., January 27, 2022 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2021. For the fourth quarter, net sales (GAAP) increased sequentially to $264.4 million from $254.2 million in third quarter 2021. Net income (GAAP) increased to $60.6 million or $1.73 per diluted ADS (GAAP) from a net income (GAAP) of $55.4 million or $1.58 per diluted ADS (GAAP) in third quarter 2021.

For the fourth quarter, net income (non-GAAP) increased to $67.5 million or $1.90 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $60.4 million or $1.70 per diluted ADS (non-GAAP) in third quarter 2021.

Fourth Quarter 2021 Review

“We were supply constrained for most of 2021, including the fourth quarter,” said Wallace Kou, President and CEO of Silicon Motion. “Nevertheless, we were able to create significant incremental value throughout the year by optimizing our limited foundry wafer supply, which led to solid consecutive sequential quarterly revenue and earnings growth and very strong full year operating results.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2021	3Q 2021	4Q 2020	4Q 2021	3Q 2021	4Q 2020
Revenue	$264.4	$254.2	$143.9	$264.4	$254.2	$143.9
Gross profit Percent of revenue	$131.2 49.6%	$127.2 50.0%	$66.0 45.9%	$131.9 49.9%	$127.8 50.2%	$71.0 49.3%
Operating expenses	$59.1	$58.3	$65.6	$50.3	$53.0	$39.5
Operating income Percent of revenue	$72.1 27.3%	$68.9 27.1%	$0.4 0.3%	$81.6 30.9%	$74.8 29.4%	$31.5 21.9%
Earnings per diluted ADS	$1.73	$1.58	$0.04	$1.90	$1.70	$0.86

Other Financial Information

(in millions)	4Q 2021	3Q 2021	4Q 2020
Cash, cash equivalents, restricted cash and short-term investments—end of period	$415.5	$419.4	$369.2
Routine capital expenditures	$8.3	$5.9	$5.6
Dividend payments	$17.4	$12.2	$12.1
Share repurchases	$45.7	—	—

During the fourth quarter, we had $11.2 million of capital expenditures, including $8.3 million for the routine purchase of testing equipment, software, design tools and other items and $2.9 million for building construction in Hsinchu and Taipei.

Returning Value to Shareholders

On October 25, 2021, our Board of Directors declared a $2.00 per ADS annual dividend, 43% higher than our previous dividend, to be paid in quarterly installments of $0.50 per ADS. On November 24, 2021, we paid $17.4 million to shareholders as the first installment of the new annual dividend.

On December 7, 2021, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADSs over a 6-month period. In December 2021, we repurchased $50.0 million of our ADSs at an average price of $89.85.

Business Outlook

“After delivering record operating results in 2021, we are optimistic that 2022 could be another banner year,” said Wallace Kou, President and CEO of Silicon Motion. “This year, similar to last year, we further expanded and strengthened our SSD controller program engagements with PC OEMs and eMMC/UFS controllers for smartphones, automotive applications and IoT/smart devices. We are adding to this positive momentum the upcoming launch of our next-generation enterprise-class SSD controllers.”

For the first quarter of 2022, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$225m to $238m -15% to -10% Q/Q +23% to 30% Y/Y	—	$225m to $238m -15% to -10% Q/Q +23% to 30% Y/Y
Gross margin	49.4% to 51.4%	Approximately $0.1m*	49.5% to 51.5%
Operating margin	24.8% to 27.4%	Approximately $5.0m to $6.0m**	27.5% to 29.5%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $5.0 million to $6.0 million of stock-based compensation.

For the full year 2022, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$1,110m to $1,200m +20% to 30% Y/Y	—	$1,110m to $1,200m +20% to 30% Y/Y
Gross margin	49.0% to 51.0%	Approximately $0.5m*	49.0% to 51.0%
Operating margin	27.0% to 29.0%	Approximately $22.0m to $24.0m**	29.0% to 31.0%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $22.0 million to $24.0 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 27, 2022.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7728589

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	7728589

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain on disposal of long-term investments relate to gains from our sale of FCI, our specialty RF IC product line.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2020	2021
	($)	($)	($)	($)	($)
Net sales	143,897	254,241	264,357	539,521	922,100
Cost of sales	77,853	127,070	133,126	279,365	461,305

Gross profit	66,044	127,171	131,231	260,156	460,795
Operating expenses
Research & development	37,160	44,600	44,747	121,784	164,291
Sales & marketing	6,411	7,749	7,534	24,805	28,813
General & administrative	4,585	5,931	6,802	15,604	21,822
Impairment of goodwill and intangible assets	17,489	—	—	17,489	—

Operating income	399	68,891	72,148	80,474	245,869
Non-operating income (expense)
Interest income, net	729	312	270	4,625	1,279
Gain on disposal of long-term investments	(293)	—	—	(293)	—
Foreign exchange gain (loss), net	692	(114)	598	619	194
Others, net	117	—	(80)	133	(77)

Subtotal	1,245	198	788	5,084	1,396

Income before income tax	1,644	69,089	72,936	85,558	247,265
Income tax expense	290	13,665	12,355	5,812	47,316

Net income	1,354	55,424	60,581	79,746	199,949

Earnings per basic ADS	0.04	1.59	1.74	2.29	5.74
Earnings per diluted ADS	0.04	1.58	1.73	2.28	5.71
Margin Analysis:
Gross margin	45.9%	50.0%	49.6%	48.2%	50.0%
Operating margin	0.3%	27.1%	27.3%	14.9%	26.7%
Net margin	0.9%	21.8%	22.9%	14.8%	21.7%
Additional Data:
Basic ADS	34,540	34,933	34,872	34,855	34,851
Diluted ADS	34,761	35,023	35,068	34,978	34,992

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2020	2021
	($)	($)	($)	($)	($)
Gross profit (GAAP)	66,044	127,171	131,231	260,156	460,795
Gross margin (GAAP)	45.9%	50.0%	49.6%	48.2%	50.0%
Stock-based compensation (A)	157	111	172	253	390
SSD solutions restructuring	4,772	473	478	4,772	3,760
Gross profit (non-GAAP)	70,973	127,755	131,881	265,181	464,945
Gross margin (non-GAAP)	49.3%	50.2%	49.9%	49.2%	50.4%
Operating expenses (GAAP)	65,645	58,280	59,083	179,682	214,926
Stock-based compensation (A)	(8,572)	(5,059)	(8,822)	(14,335)	(19,156)
SSD solutions restructuring	(17,613)	(238)	—	(17,613)	(238)
Operating expenses (non-GAAP)	39,460	52,983	50,261	147,734	195,532
Operating profit (GAAP)	399	68,891	72,148	80,474	245,869
Operating margin (GAAP)	0.3%	27.1%	27.3%	14.9%	26.7%
Total adjustments to operating profit	31,114	5,881	9,472	36,973	23,544
Operating profit (non-GAAP)	31,513	74,772	81,620	117,447	269,413
Operating margin (non-GAAP)	21.9%	29.4%	30.9%	21.8%	29.2%
Non-operating income (expense) (GAAP)	1,245	198	788	5,084	1,396
Foreign exchange loss (gain), net	(692)	114	(598)	(619)	(194)
Gain on disposal of long-term investments	293	—	—	293	—
Non-operating income (expense) (non-GAAP)	846	312	190	4,758	1,202
Net income (GAAP)	1,354	55,424	60,581	79,746	199,949
Total pre-tax impact of non-GAAP adjustments	30,715	5,995	8,874	36,647	23,350
Income tax impact of non-GAAP adjustments	(2,152)	(1,015)	(1,917)	(2,845)	(3,966)
Net income (non-GAAP)	29,917	60,404	67,538	113,548	219,333
Earnings per diluted ADS (GAAP)	$0.04	$1.58	$1.73	$2.28	$5.71
Earnings per diluted ADS (non-GAAP)	$0.86	$1.70	$1.90	$3.24	$6.21

Shares used in computing earnings per diluted ADS (GAAP)	34,761	35,023	35,068	34,978	34,992
Non-GAAP adjustments	219	513	387	121	311
Shares used in computing earnings per diluted ADS (non-GAAP)	34,980	35,536	35,455	35,099	35,303
(A) Excludes stock-based compensation as follows:
Cost of sales	157	111	172	253	390
Research & development	6,196	3,251	6,355	10,132	12,864
Sales & marketing	933	616	863	1,758	2,366
General & administrative	1,443	1,192	1,604	2,445	3,926

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31,	Sep. 30,	Dec. 31,
	2020	2021	2021
	($)	($)	($)
Cash and cash equivalents	342,961	364,071	360,082
Accounts receivable (net)	115,826	184,984	208,574
Inventories	110,162	161,010	163,104
Refundable deposits – current	24,098	48,500	48,500
Prepaid expenses and other current assets	25,046	26,405	37,852

Total current assets	618,093	784,970	818,112
Long-term investments	5,000	8,507	8,541
Property and equipment (net)	105,496	110,289	124,478
Other assets	13,471	17,808	20,197

Total assets	742,060	921,574	971,328

Accounts payable	44,535	66,380	80,768
Income tax payable	6,886	31,190	44,240
Accrued expenses and other current liabilities	107,323	85,584	156,550

Total current liabilities	158,744	183,154	281,558
Other liabilities	25,574	31,198	32,192

Total liabilities	184,318	214,352	313,750
Shareholders’ equity	557,742	707,222	657,578

Total liabilities & shareholders’ equity	742,060	921,574	971,328

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2021	2021	2020	2021
	($)	($)	($)	($)	($)
Net income	1,354	55,424	60,581	79,746	199,949
Depreciation & amortization	3,640	4,180	5,036	13,562	17,160
Stock-based compensation	8,729	5,170	8,994	14,589	19,546
Goodwill & intangible assets impairment	17,489	—	—	17,489	—
Investment impairment, losses & disposals	260	2	3	267	208
Changes in operating assets and liabilities	(9,823)	(36,124)	(3,789)	(8,537)	(59,990)
Others	79	—	—	113	—

Net cash provided by operating activities	21,728	28,652	70,825	117,229	176,873

Purchase of property & equipment	(6,397)	(7,329)	(11,248)	(19,545)	(26,833)
Purchase of long-term investments	—	(2,007)	—	(2,000)	(3,506)

Net cash provided by (used in) investing activities	(6,397)	(9,336)	(11,248)	(21,545)	(30,339)

Dividend payments	(12,065)	(12,204)	(17,436)	(48,901)	(54,039)
Share repurchases	—	—	(45,696)	(25,013)	(45,696)

Net cash used in financing activities	(12,065)	(12,204)	(63,132)	(73,914)	(99,735)

Net increase (decrease) in cash, cash equivalents & restricted cash	3,266	7,112	(3,555)	21,770	46,799
Effect of foreign exchange changes	(472)	23	(367)	(812)	(487)
Cash, cash equivalents & restricted cash—beginning of period	366,417	412,310	419,445	348,253	369,211

Cash, cash equivalents & restricted cash—end of period	369,211	419,445	415,523	369,211	415,523

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2022 and full year 2022 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2022 and full year 2022. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: cchaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com